UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _______)*

Banro Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

066800103
(CUSIP Number)

Arnold T. Kondrat
c/o Banro Corporation
1 First Canadian Place
100 King Street West, Suite 7070
P.O. Box 419
Toronto, Ontario M5X 1E3
CANADA
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 19, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 066800103	13D	Page 2 of 6 Pages

1	Names of Reporting Persons Arnold T. Kondrat I.R.S. Identification Nos. of Above Persons (entities only)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds PF, OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,533,998
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,533,998
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,533,998
12	Check If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 11.5%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 066800103	13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

        This statement on Schedule 13D relates to the common stock, no par value (“Common Stock”), of Banro Corporation, a corporation organized under the Canada Business Corporations Act (the “Company”). The address of the Company’s principal executive offices is 1 First Canadian Place, 100 King Street West, Suite 7070, P.O. Box 419, Toronto, Ontario M5X 1E3, CANADA.

Item 2.	Identity and Background.

        (a)        Arnold T. Kondrat

        (b)        Business Address: c/o Banro Corporation, 1 First Canadian Place, 100 King Street West, Suite 7070, P.O. Box 419, Toronto, Ontario M5X 1E3, CANADA

        (c)        Executive Vice President and Director of Banro Corporation, 1 First Canadian Place, 100 King Street West, Suite 7070, P.O. Box 419, Toronto, Ontario M5X 1E3, CANADA

        (d)        Criminal Proceedings: None

        (e)        Civil Proceedings: None

        (f)        Citizenship: Canada

Item 3.	Source and Amount of Funds or Other Consideration.

        Mr. Kondrat, as principal founder of the Company, beneficially acquired 2,891,998 shares of the Company’s Common Stock from his personal funds. On April 19, 2005, Mr. Kondrat sold 100,000 shares of the Company’s Common Stock.

        Mr. Kondrat also beneficially owns stock options to purchase 642,000 shares of Common Stock of the Company. Mr. Kondrat used his personal funds to acquire these securities.

Item 4.	Purpose of Transaction.

        On April 19, 2005, Mr. Kondrat sold 100,000 shares of Common Stock of the Company for general investment purposes.

        Mr. Kondrat does not have any present plans or proposals that relate to or would result in:

        (a)           The acquisition by any person of additional securities of the Company (other than shares of the Common Stock to be acquired upon the exercise of: (i) outstanding options, (ii) outstanding common share purchase warrants, or (iii) options granted under the Company’s stock option and incentive plan) or the disposition of securities of the Company;

CUSIP No. 066800103	13D	Page 4 of 6 Pages

        (b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

        (c)           A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

        (d)           Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e)           Any material change in the present capitalization or dividend policy of the Company;

        (f)            Any other material change in the Company’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposal to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

        (g)           Changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

        (h)           Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i)            A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

        (j)            Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

        (a)           Mr. Kondrat is deemed the beneficial owner of 3,533,998 shares of Common Stock of the Company representing 11.5% of the Common Stock of the Company outstanding as of April 19, 2005.  This number includes: (i) 2,891,998 shares of Common Stock currently owned either individually by Mr. Kondrat or by Sterling Portfolio Securities Inc., a Toronto based corporation which is wholly-owned by Mr. Kondrat (“Sterling”), and (ii) stock options to purchase 642,000 shares of Common Stock of the Company which is beneficially owned by Mr. Kondrat.

        (b)           Mr. Kondrat has sole voting power over 3,533,998 shares of the Common Stock and shared voting power over 0 shares of the Common Stock.  He has sole dispositive power over 3,533,998 shares of the Common Stock and shared dispositive power over 0 shares of the Common Stock.

        (c)           Mr. Kondrat has effected other transactions in the Common Stock of the Company during the past 60 days either individually or through Sterling. A description of these transactions may be found in Exhibit 99 to this Schedule 13 D.

CUSIP No. 066800103	13D	Page 5 of 6 Pages

        (d)           No other person has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities owned by Mr. Kondrat.

        (e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Mr. Kondrat beneficially holds options to purchase 242,000 shares of Common Stock of the Company at a price of $2.00 per share, as well as options to purchase 400,000 shares of Common Stock of the Company at a price of $4.00 per share each pursuant to the Company’s stock option and incentive plan.

Item 7.	Material to be Filed as Exhibits.

        Exhibit 99 — Schedule of Transactions in the Company’s Common Stock Effected by Arnold T. Kondrat as Beneficial Owner.

CUSIP No. 066800103	13D	Page 6 of 6 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2005

By: /s/ Arnold T. Kondrat
Name/Title: Arnold T. Kondrat Executive Vice–President and Director